Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

MONTREAL, May 6, 2005 - Richmont Mines Inc. and Louvem Mines Inc. announce an eight-week shut down at the Beaufor Mine during the third quarter of 2005 in order to advance some development and underground definition drilling. Thus Richmont Mines has revised the production planned for the Beaufor Mine to 48,000 ounces of gold for the year 2005, down from the initial forecast of 54,000 ounces.

This decision was made because the major development work under way has had a larger impact on production than had been foreseen initially. In the first quarter of 2005, the investment in underground development was $441,970, compared with $152,770 for the same period in 2004.

The work to be completed will allow an increase in the developed ore inventory to 50,000 tonnes by the end of the year, compared with 25,000 tonnes currently, and will support the maintenance of an adequate rate of production. In addition, the tonnes available will be located on three different levels of production, whereas they are currently situated on a single level for the most part.

During the suspension of production at the Beaufor Mine, the Camflo Mill will perform custom milling for one client and will process a bulk sample from the East Amphi project. As stated before, a major underground exploration program should be completed by the end of the second quarter, and a decision will then be made on putting the East Amphi deposit into production.

Annual meetings

The annual general and special shareholders' meeting of Richmont Mines will be held at 9:00 AM on Thursday, May 12, 2005, in the Saint-Charles Room at the Fairmont The Queen Elizabeth, located at 900 René-Lévesque Boulevard West, Montreal, Quebec.

The annual general shareholders' meeting of Louvem Mines will be held at 9:00 AM on Wednesday, May 18, 2005, in the Grande-Rivière Room at the hotel Best Western Albert Centre-Ville, located at 84 Principale Avenue, Rouyn-Noranda, Quebec.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-Americain exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

For more information, contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620

Richmont Mines Inc.
RIC: Toronto - Amex

Louvem Mines Inc.
LOV: TSX Venture Exchange